SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Acceleration of
737 MAX Fleet Renewal

São Paulo, December 10, 2018 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, announced today an acceleration of its fleet renewal and modernization plan and the execution of operating lease agreements for 11 Boeing 737 MAX 8 aircraft with Avolon.

Result of operational gains and favorable market conditions, GOL has accelerated its fleet renewal and modernization plan with operating leases of 11 Boeing 737 MAX 8 aircraft to be received in the second half of 2019. GOL will maintain its capacity discipline, and the decision to accelerate its fleet renewal maintains the flexibility of GOL’s fleet plan. The accelerated fleet renewal will not alter GOL’s planned capacity, as the Company will simultaneously return and/or sell 737 Next Generation (NG) aircraft under operating and finance leases.

“We acquired the 737 MAX to make GOL’s operations even more efficient and to offer our passengers additional flights aboard new and even more modern and safe aircraft. The 737 MAX exceeds the expected performance on every count,” said Paulo Kakinoff, CEO of GOL. “We’ve been very impressed with the MAX’s superior range, fuel efficiency and reliability. By accelerating our fleet renewal plan to this new technology, we will be able to further reduce our costs and open up more international destinations for our Customers.”

GOL launched operations with the 737 MAX 8 in July 2018 with impressive results. Compared to GOL’s 737-800 NG aircraft, the MAX 8 has decreased fuel consumption on GOL’s routes by approximately 15%. Additionally, the increased range of the 737 MAX 8 has allowed GOL to further diversify its route network and to begin operating flights to North America. In fact, GOL’s new Brasilia-Orlando route is the longest commercial 737 flight in history.

“GOL continues to be at the forefront of making air travel more accessible across Latin America. The airline is capitalizing the advantage of the MAX’s long range and unmatched efficiency to profitably open new routes and reduce operating costs,” said Ihssane Mounir, senior vice president of Commercial Sales & Marketing for The Boeing Company. “We are honored that GOL has experienced the many advantages of flying the MAX and selected to speed up deliveries to realize the benefits across their fleet.”

In addition to the four new international destinations already announced - Miami, Orlando, Quito and Cancun – the additional 737 MAX 8s will allow GOL to launch a new international destination every quarter over the next two years.

Onboard, GOL’s passengers will also enjoy the greater comfort and convenience provided by the Boeing Sky Interior, which includes: a spacious and welcoming cabin, dynamic LED lighting, and the largest and most accessible overhead bins in the market.  The aircraft will also be equipped with Wi-Fi antennas, making it possible for passengers to access GOL’s complete on-board entertainment platform during flights.

GOL has an order for 135 Boeing 737 MAX aircraft to be delivered through 2028 and is currently the largest 737 operator in Latin America and one of the largest in the world. The 737 MAX offers exceptional performance, with lower per-seat costs and an extended range to open new destinations. The 737 MAX incorporates the latest CFM International LEAP-1B engines, Advanced Technology winglets, Boeing Sky Interior, large flight deck displays and other features to deliver the highest efficiency, reliability and passenger comfort in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces Acceleration of
737 MAX Fleet Renewal

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 69 destinations in 10 countries in South America, Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

****

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.